1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 15, 2022

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series, Investment Company Act File No. 811-22375

(the “Registrant” and each series thereof a “Fund”)

Dear Mr. Ellington:

In a telephone conversation with me and Robert Spiro of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual report for the Registrant following a review of the Registrant’s recent Form N-CSR filing.1 A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1:      One or more Funds disclose purchases and sales of securities pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain why the related realized gain/loss was not disclosed. See ASC 850-10-50.

Response:      The Registrant acknowledges the Staff’s comment and will work to include the related realized gain/loss in future shareholder reports.

Comment 2:      Please consider adding principal investment strategy and principal risk disclosure in the prospectus for the PIMCO RAE International Fund and PIMCO RAFI Dynamic Multi-Factor International Equity ETF regarding investments in Japanese securities. The Staff notes that the Schedule of Investments for PIMCO RAE International Fund and PIMCO RAFI Dynamic Multi-Factor International Equity ETF reflect investments of approximately 31.3% and 25.7% of each Fund’s respective net assets in Japanese common stocks as of June 30, 2022.

Response:      The Registrant has reviewed the Funds’ disclosures and has determined not to add principal investment strategy disclosure expressly regarding the two Funds’ investments in Japanese securities or principal risk disclosure related specifically to Japanese securities. At this time, the Registrant believes that such investments and their related risks are adequately covered by the Funds’ disclosure regarding investments in foreign securities.

Comment 3:       Item 11(b) of Form N-CSR requires that the registrant disclose any change in the registrant’s internal control over financial reporting that occurred “during the period covered by this report”

[1]	The Registrant’s most recent annual filing on Form N-CSR, for the period ending June 30, 2022, was filed on September 2, 2022.

Kenneth Ellington December 15, 2022 Page 2

that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

The Registrant’s response to this Item in its most recent N-CSR filing states there were no such changes during the “last fiscal quarter of the period covered by this report,” which response was permissible until the date the registrant began filing reports on Form N-PORT. Please confirm that there have been no such changes during the one-year period ended June 30, 2022. Please adjust the period covered by the response to this Item in future N-CSR filings for the Registrant and other PIMCO-advised registrants.

Response:     The Registrant confirms that there has been no change in the Registrant’s internal control over financial reporting that occurred during the one-year period ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The period covered by the response to Item 11(b) will be adjusted, as appropriate, in future shareholder reports.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia Bui, Pacific Investment Management Company LLC